SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

14 June 2006

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 14 June 2006	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

                                    PROTHERICS PLC

                            NOTIFICATION OF PDMR INTERESTS

14  June  2006: Protherics  PLC  ("Protherics"  or  the  "Company"),  the
international  biopharmaceutical  company focused on critical care and oncology, announces the award,  on 12 June 2006, of a conditional  right to receive 91,456 ordinary  shares under the terms of the  Protherics PLC 2005 Long Term Incentive
Plan (the "LTIP"),  to Saul Komisar,  President of the Company's US  operations.
The award  vests on the third  anniversary  of the date of grant  subject to the achievement of the performance conditions.

In  addition  to the above  award,  on 12 June  2006,  Saul  Komisar  received a performance  bonus in the form of a conditional right to acquire 27,594 ordinary shares  under the terms of the  Protherics  PLC 2005  Deferred  Bonus  Plan (the
"DBP"). The shares vest on the second anniversary of the date of grant.

Following the above awards,  Saul Komisar holds conditional  awards over 291,681 ordinary shares and options over 551,629 ordinary shares.

Protherics PLC also announces the grant, under the LTIP, of the following options over 2p ordinary shares in the Company, on 12 June 2006:

Name                  Position                          Number of    Exercise
                                                          Options       Price

Sally C Waterman      Director of Research & Development   87,041          2p

Ian T Scoular         Director of Business Development     84,139          2p

Nicholas J Staples    Director of Corporate Affairs        72,534          2p

The options are exercisable  between the third and tenth anniversary of the date of grant, subject to the achievement of the performance conditions.

In addition to the above, on 12 June 2006, the following options were granted under the terms of the Protherics PLC 2005 Deferred Bonus Plan:

Sally C Waterman     Director of Research & Development    23,936          2p

Nicholas J Staples   Director of Corporate Affairs         22,050          2p

Following the grant of options, the above hold options over the following number of shares:

Sally Waterman                                390,595
Ian Scoular                                   756,679
Nick Staples                                  325,232

The current issued ordinary share capital of the Company is 260,295,464 shares.

                                    ENDS

For further information contact:

Protherics PLC                                   +44 (0) 20 7246 9950
Julie Vickers, Company Secretary                  +44 (0) 1928 518010
Nick Staples, Corporate Affairs                   +44 (0) 7919 480510 (mobile)

Financial Dynamics                                +44 (0) 20 7831 3113
Ben Atwell/David Yates

END